UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
TETON PETROLEUM COMPANY (Exact Name of Registrant as Specified in Its Charter)
Delaware (State or Other Juris- diction of Incorporation)	84-1482290 (IRS Employer Identification no.)
1600 Broadway, Suite 2400 Denver, CO 80202-4921 (Address of Principal Executive Offices)	80202 (Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) please check the following box: ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: ☒

Securities Act registration statement file number to which this form relates:	(If applicable)
Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Series C Preferred Stock purchase rights

(Title of Class)

ITEM 1.    Description of Registrant's Securities to be Registered.

         Under our certificate of incorporation, our authorized capital stock consists of 250,000,000 shares of common stock, $.001 par value per share, and 25,000,000 shares of preferred stock, $.001 par value per share, of which 200,000 shares are designated Series C Preferred Stock in connection with the Rights Plan described below. The rights and preferences of the remaining authorized preferred stock may be established from time to time by our board of directors.

On June 2, 2005, the Board of Directors of the Company declared a dividend distribution of one Preferred Stock Purchase Right (each a “Right” and collectively the “Rights”) for each outstanding share of Common Stock, $0.001 par value (“Common Stock”), of the Company. The distribution will be paid as of June 14, 2005 (the “Record Date”), to stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company’s Series C Preferred Stock, $0.001 par value (the “Preferred Stock”), at a price of $22.00 (the “Purchase Price”), subject to adjustment on the occurrence of certain events. The description and terms of the Rights are set forth in the Rights Agreement dated as of June 3, 2005 (the “Rights Agreement”), between the Company and Computershare Investor Services, LLC., as Rights Agent.

The Rights Agreement provides, among other things, the following:

Triggering Event.

The Rights are not exercisable until the earlier of:

(1)	the first date of public announcement by the Company or by a person or group (“Acquiring Person”) of such person’s acquisition of 15% or more of the outstanding Common Stock without the prior approval of the Board of Directors (except as otherwise provided in the Rights Agreement), or

(2)
the tenth business day (subject to extension by the Board) following the commencement of, or public announcement of an intention to commence, a tender or exchange offer which would result in the beneficial ownership of 15% or more of the outstanding Common Stock

(the earlier of such dates being called the “Distribution Date”),

Issuance of Right Certificates; Expiration of Rights.

Until the Distribution Date, the Rights will be evidenced by the certificates for the Common Stock and will be transferable only in connection with a transfer of the Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Company’s Common Stock as of the close of business on the Distribution Date. The Right Certificates alone will evidence the Rights from and after the Distribution Date.

The Rights will expire upon the earlier of (i) June 2, 2008, unless otherwise extended by the Company’s shareholders or (ii) redemption or exchange by the Company.

Adjustments to Prevent Dilution.

The Purchase Price payable and the number of shares of Preferred Stock issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Rights and Preferences of Series C Preferred Stock.

The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable (except as provided below) and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such other series). Each share of Preferred Stock will have a preferential cumulative quarterly dividend in an amount equal to the greater of (a) $75.00 or (b) 100 times the dividend declared on each share of Common Stock. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of (a) $2,200.00 per share, plus accrued dividends to the date of distribution whether or not earned or declared, plus a redemption premium of $1,200 per share of Preferred Stock or (b) an amount per share equal to 100 times the aggregate payment to be distributed per share of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other securities, cash and/or other property, each share of Preferred Stock will be entitled to receive the greater of (a) 100 times the amount and type of consideration received per share of Common Stock or (b) $3,400.00 per share of Preferred Stock (the "Preferred Stock Consideration").

Each share of Preferred Stock will entitle the holder to 100 votes on all matters submitted to a vote of the shareholders. The holders of Preferred Stock will generally vote together as one class with the holders of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other securities, cash and/or other property, each share of Preferred Stock will be entitled to 100 times the amount and type of consideration received per share of Common Stock.

Unless an Acquiring Person, within the time period specified (a) publicly announces its withdrawal of its tender or exchange offer, or withdrawal of its intention to commence such tender or exchange offer; and (b) divests a sufficient number of shares of the outstanding Common Stock so that such Acquiring Person would no longer own 15% or more of the outstanding Common Stock, the Company must redeem the Preferred Stock within 364 days thereafter at a redemption price of  $2,200.00 per share, plus accrued dividends to the date of redemption, plus a redemption premium of the greater of (1) $1,200 per share of Preferred Stock, or (2) an amount per share equal to 100 times the aggregate payment to be distributed per share of Common Stock; provided, however, that in the event the Acquiring Person, prior to such 364th day either (x) concludes a definitive agreement with the Board pursuant to a stock or cash tender or exchange offer for all outstanding Common Stock at a price and on terms approved by a majority of the outside Board members (who are continuing Board members) or (y) (i) publicly announces its withdrawal of its tender or exchange offer, or withdrawal of its intention to commence such tender or exchange offer; and (ii) divests a sufficient number of shares of the outstanding Common Stock so that such person would no longer own securities of the Company representing 15% or more of the outstanding Common Stock, then the Board has the option to retire any amount so outstanding and due for $.001 per Preferred Share.

Right to Buy Common Stock.

In the event:

(i) any person becomes an Acquiring Person or

(ii) any Acquiring Person or any of its Affiliates or Associates, directly or indirectly:

(1)  consolidates with or merges into the Company or any of its subsidiaries or otherwise combines with the Company or any of its subsidiaries in a transaction in which the Company or such subsidiary is the continuing or surviving corporation of such merger or combination and the Common Stock of the Company remains outstanding and no shares thereof shall be changed into or exchanged for stock or other securities of any other person or of the Company or cash or any other property,

(2)   transfers any assets to the Company or any of its subsidiaries in exchange for capital stock of the Company or any of its subsidiaries or for securities exercisable for or convertible into capital stock of the Company or any of its subsidiaries or otherwise obtains from the Company or any of its subsidiaries any capital stock of the Company or any of its subsidiaries or securities exercisable for or convertible into capital stock of the Company or any of its subsidiaries (other than as part of a pro rata offer or distribution to all holders of such stock),

(3)   sells, purchases, leases, exchanges, mortgages, pledges, transfers or otherwise disposes to, from or with the Company or any of its subsidiaries, assets on terms and conditions less favorable to the Company or such subsidiary than the Company or such subsidiary would be able to obtain in arm’s-length negotiation with an unaffiliated third party,

(4)   receives any compensation from the Company or any of its subsidiaries for services other than compensation for employment or fees for serving as a director at rates in accordance with the Company’s (or its subsidiary’s) past practice,

(5)   receives the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial assistance or tax credit or advantage, or

(6)   engages in any transaction with the Company (or any of its subsidiaries) involving the sale, license, transfer or grant of any right in, or disclosure of, any patents, copyrights, trade secrets, trademarks or know-how or other intellectual property rights which the Company (including its subsidiaries) owns or has the right to use on terms and conditions not approved by the Board of Directors of the Company, or

(iii)  while there is an Acquiring Person, there shall occur any reclassification of securities, any recapitalization of the Company, or any merger or consolidation of the Company with any of its subsidiaries or any other transaction or transactions involving the Company or any of its subsidiaries which have the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries owned or controlled by the Acquiring Person (such events are collectively referred to herein as the “Flip-In Events”), then, and in each such case, each holder of a Right, other than the Acquiring Person, will have the right to receive, upon payment of the then current Purchase Price, in lieu of one one-hundredth of a share of Preferred Stock per outstanding Right, that number of shares of Common Stock having a market value at the time of the transaction equal to the Purchase Price (as adjusted to the Purchase Price in effect immediately prior to the Flip-In Event multiplied by the number of one one-hundredths of a share of Preferred Stock for which a Right was exercisable immediately prior to such Flip-In Event) divided by one-half the average of the daily closing prices per share of the Common Stock for the thirty consecutive trading days (“Current Market Price”) on the date of such Flip-In Event. Notwithstanding the foregoing, Rights held by the Acquiring Person or certain related persons or certain transferees will be null and void and no longer be transferable.

The Company may at its option substitute for a share of Common Stock issuable upon the exercise of Rights such number or fractions of shares of Preferred Stock having an aggregate current market value equal to the Current Market Price of a share of Common Stock. If there are insufficient shares of Common Stock to permit the exercise in full of the Rights in accordance with the foregoing paragraph, the Board of Directors shall, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party:

(A)  determine the excess (such excess, the “Spread”) of

 (1)  the value of the shares of Common Stock issuable upon the exercise of a Right in accordance with this paragraph (the “Current Value”) over

 (2)  the Purchase Price, and

(B)  with respect to each Right, make adequate provision to substitute for the shares of Common Stock issuable in accordance with this paragraph upon exercise of the Right and payment of the Purchase Price.

Right to Buy Acquiring Company Stock.

Unless the Rights are earlier redeemed, if following the first occurrence of a Flip-In Event, (a) the Company were to be acquired in a merger or other business combination in which any shares of the Company’s Common Stock are exchanged or converted for other securities or assets (other than a merger or other business combination in which the voting power represented by the Company’s securities outstanding immediately prior thereto continues to represent all of the voting power represented by the securities of the Company thereafter and the holders of such securities have not changed as a result of such transaction), or (b) 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions (such transactions are collectively referred to herein as the “Flip-Over Events”), proper provision must be made so that each holder of a Right (other than an Acquiring Person, or related persons) will from and after such date have the right to receive, upon payment of the then current Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to the Purchase Price divided by one-half the Current Market Price of such common stock.

Redemption.

At any time until the occurrence of a Flip-In Event, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

Exchange Provision.

At any time after the occurrence of a Flip-In Event and prior to the earlier of a Flip-Over Event or such time as any person (other than certain exempt persons), together with certain related persons, owns more than 50% of the outstanding Common Stock, the Board of Directors may, at its option, exchange all or any portion of the outstanding Rights for shares of Common Stock at an exchange ratio of one share of Common Stock or one one-hundredth of a share of preferred stock per Right.

Amendment of Rights Agreement.

Until the Rights become nonredeemable the Company may, except with respect to the redemption price of the Rights, amend the Rights Agreement in any manner. After the Rights become nonredeemable, the Company may amend the Rights Agreement to cure any ambiguity, to correct or supplement any provision which may be defective or inconsistent with any other provisions, to shorten or lengthen any time period under the Rights Agreement, or to arrange or supplement the provisions hereunder in any manner which the Company may deem necessary or desirable, provided that no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person or related persons) or cause the Rights to again be redeemable or the Agreement to again be freely amendable.

Tax Consequences.

The issuance of the Rights is not taxable to the Company or to stockholders under presently existing federal income tax law, and will not change the way in which stockholders can presently trade the Company’s shares of Common Stock. If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.

The Rights are intended to protect the stockholders of the Company in the event of an unfair or coercive offer to acquire the Company and to provide the Board with adequate time to evaluate unsolicited offers.  The Rights may have anti-takeover effects.  The Rights will cause substantial dilution or substantial increased costs to a person or group that attempts to acquire the Company without, among other things, making an offer at a fair price.  The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders, as determined by a majority of the Board.  The Rights should not interfere with any merger or other business combination approved by the Board.

A copy of the Rights Agreement is available free of charge from the Company.  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on June 8, 2005 and incorporated herein by reference.

ITEM 2.    Exhibits.

1.	Rights Agreement, dated as of June 3, 2005, between Teton Petroleum Company and Computershare Investor Services, LLC., which includes as Exhibit A the form of Certificate of Designation of Series C Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on June 8, 2005).

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TETON PETROLEUM COMPANY

Date: June 8, 2005	By:	/s/ Karl F. Arleth
Name: Karl F. Arleth Title: President and Chief Executive Officer